February 28, 2006

Mr. Stephen Krikorian, Accounting Branch Chief
Ms. Lisa Mitrovich, Assistant Chief Accountant
Mr. Christopher White, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Via EDGAR Correspondence

RE:  Elcom International, Inc., File No. 000-27376

Ladies and Gentlemen:

The purpose of this  correspondence  is to request  additional time to respond to the  Commission's  January 17, 2006 comment letter.
In Elcom's  January 26, 2006  correspondence  we  targeted  having a response  prepared by today,  February  28,  2006,  but the time required to go through the referenced  technical items and constraints on the time available from our  professional  advisors results in our being unable to completely respond at this time.

The time already  devoted to the  Commission's  comment  letter has left the Company behind in its year end closing and in preparing its 10-KSB, which must be completed and filed by March 31, 2006.

We do recognize  the  importance  of  addressing  the comment  letter,  and the Company  desires to fully respond and will also seek further advice and counsel from its auditors and lawyers in preparing its response.

Accordingly,  we plan to work toward providing our response to the  Commission's  comment letter by April 14, 2006. In the meantime, please feel free to contact us with any comments or if there is a problem with our response time frame.

Sincerely,

/s/ Laurence F. Mulhern

Laurence F. Mulhern
Chief Financial Officer